CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Points International Ltd.:

We consent to the use of:

• our Report of Independent Registered Public Accounting Firm dated March 3, 2021 on the consolidated financial statements of Points International Ltd., which comprise the consolidated statements of financial position as of December 31, 2020 and December 31, 2019, the related consolidated statements of comprehensive (loss) income, cash flows, and changes in shareholders' equity for each of the years in the two-year period ended December 31, 2020, and the related notes; and

• our Report of Independent Registered Public Accounting Firm dated March 3, 2021 on Points International Ltd.'s internal control over financial reporting as of December 31, 2020,

each of which is incorporated by reference in this annual report on Form 40-F of Points International Ltd. for the fiscal year ended December 31, 2020.

We also consent to the incorporation by reference of such reports in Registration Statement No. 333-172806 on Form S-8 of Points International Ltd.

Chartered Professional Accountants, Licensed Public Accountants

March 3, 2021
Toronto, Canada